UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Trend Technology Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

89486Y 10 1

(CUSIP Number)

Gerald R. Tuskey

Suite 1210, 777 Hornby Street

Vancouver, B.C., V6Z 1S4, Canada

Telephone:  (604) 681-9588

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Gerald R. Tuskey

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

Canadian

Number of

7.

Sole Voting Power:

0

Shares-

Beneficially

8.

Share Voting Power:

0

Owned by Each

Reporting

9.

Sole Dispositive Power:

0

Person With

10.

Shared Dispositive Power:

0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

0

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

0%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.0001 par value (“Common Stock”) of Trend Technology Corporation, a Nevada corporation (the “Issuer”).  The principal executive office of the Issuer is located at Suite 1210, 777 Hornby Street, Vancouver, B.C., V6Z 1S4.

Item 2.  Identity and Background

(a)

This statement is being filed by Gerald R. Tuskey (“Tuskey”).

(b)

Mr. Tuskey’s business address is Suite 1210, 777 Hornby Street, Vancouver, B.C., V6Z 1S4

(c)

Mr. Tuskey works as a self-employed corporate/securities lawyer based in Vancouver, British Columbia.

(d)-(e)

During the last five years, Mr. Tuskey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Tuskey been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Tuskey being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Tuskey is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On June 10, 2009, Mr. Tuskey disposed of 6,000,000 common shares of the Issuer at $0.0066 per share in a private sale which generated gross proceeds of $40,000.

Item 4.  Purpose of Transaction

The securities were acquired for investment purposes.  Mr. Tuskey wishes to employ this capital elsewhere.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 20,404,600 shares of Issuer common stock outstanding on June 10, 2009.

Mr. Tuskey no longer owns any shares of the Issuer.

(c)

Except as described herein, Mr. Tuskey has not acquired or disposed of, any shares of the Issuer’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.  Material to Be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2009

Date

/s/Gerald R. Tuskey

Signature

Gerald R. Tuskey

Name/Title